SUB-ITEM 77C

On December 8, 2017, all of the shareholders of MFS Institutional Money Market Portfolio (the "Fund"), a series of MFS Series Trust XIV, voted by unanimous written consent as follows:

ITEM 1: INDUSTRY CONCENTRATION

The Fund may not purchase any securities of an issuer (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities; tax-exempt obligations issued or guaranteed by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing; or securities issued by investment companies) in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry.